Exhibit 99.(d)(i)(a)

SCHEDULE A

to the

Investment Advisory Agreement (the “Agreement”)

dated March 6, 2020

as amended and restated September 18, 2020

Fund	Annual Rate (based on the Fund’s average daily net assets)	Effective Date
AllianzIM U.S. Large Cap Buffer10 Apr ETF	0.74%*	March 6, 2020
AllianzIM U.S. Large Cap Buffer20 Apr ETF	0.74%*	March 6, 2020
AllianzIM U.S. Large Cap Buffer10 Jul ETF	0.74%*	May 21, 2020
AllianzIM U.S. Large Cap Buffer20 Jul ETF	0.74%*	May 21, 2020
AllianzIM U.S. Large Cap Buffer10 Oct ETF	0.74%*	Sept. 18, 2020
AllianzIM U.S. Large Cap Buffer20 Oct ETF	0.74%*	Sept. 18, 2020
AllianzIM U.S. Large Cap Buffer10 Jan ETF	0.74%*	Dec. 18, 2020
AllianzIM U.S. Large Cap Buffer20 Jan ETF	0.74%*	Dec. 18, 2020

*       Notwithstanding section 7 of the Agreement, the Adviser’s fees shall be accrued by the Trust daily and shall be payable annually in arrears on the first business day following the end of the respective Fund’s Outcome Period for services performed hereunder during the prior Outcome Period for each Fund designated with an asterisk (*) above. In such case, if fees begin to accrue in the middle of an Outcome Period or if this Agreement terminates before the end of any Outcome Period, all fees for the period from that date to the end of that Outcome Period or from the beginning of that Outcome Period to the date of termination, as the case may be, shall be prorated according to the proportion that the period bears to the full Outcome Period in which the effectiveness or termination occurs.

IN WITNESS WHEREOF, the parties hereto have caused this amended and restated Schedule A to be executed by their officers designated as of the day and year first above written.

AIM ETF Products Trust	Allianz Investment Management LLC

Darin Egbert	Brian Muench
Vice President, Investments	President